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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                      SEC File Number: 000-25549

                           NOTIFICATION OF LATE FILING

                                   (Check One)

                    [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F
                          [X] Form 10-Q [ ] Form N-SAR
                      For Period Ended: September 30, 2000

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended: N/A

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     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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                                     PART I
                             REGISTRANT INFORMATION

      Full Name of Registrant: INTERDENT, INC.
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      Former name if applicable:  N/A
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      Address of Principal
      Executive Office (Street and Number):  222 NO. SEPULVEDA BLVD., SUITE 740
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      City, state and zip code:              EL SEGUNDO, CALIFORNIA 90245-4340
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                                     PART II
                            RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant has recently determined that it is in violation of certain financial covenants under its Senior Credit Facility and is negotiating with its senior lenders to obtain a waiver of such violations or a forbearance to pursue available remedies. The results of such discussions will affect the Registrant's presentation of information in its Form 10-Q for the quarterly period ended September 30, 2000. Accordingly, the Registrant is unable to file its Form 10-Q for the quarterly period ended September 30, 2000 within the prescribed time period.

                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          MICHAEL T. FIORE               (310)                    765-2400
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          (Name)                      (Area Code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the

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     preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THREE MONTHS ENDED SEPTEMBER 30, 2000 STATEMENT OF OPERATIONS COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1999

     Dental practice net patient revenue was $60.8 million for 2000 compared to $50.1 million for 1999, representing a 21.5% increase. The majority of this revenue growth is due to the addition of 4 affiliated dental practices in 2000, representing 21 locations and 16 affiliated dental practices during 1999, representing 51 current clinical locations.

     In 1999 we converted over 125 dental locations onto our revenue and receivable software system, primarily due to the individual dental practice systems not being Y2000 compliant, in addition to conversions completed in the fourth quarter of 1999. As standard protocol for the conversion process, the implementation team conducts post audits of established insurance fee schedules and performs any required changes to the system configuration within 60 days of the conversion. Due to the time constraints involved to comply with the Y2000 issues, a complete post conversion audit of the fee schedules wasn't conducted at all locations. In the third quarter of 2000 we discovered that all of the fee schedules were not completely entered during the conversion. This resulted in revenues being slightly misstated during the last five quarters. As a result, the accumulated receivables were not collectible on this revenue difference. Therefore, during the third quarter of 2000, we recorded a one-time contractual revenues allowance adjustment to increase the reserve for doubtful accounts by $1.5 million, representing less than 0.5% of effective revenue during the five quarter period.

     Practice operating expenses were $61.4 million for 2000 compared to $49.0 million for 1999, representing a 25.4% increase. The majority of this increase in practice operating expenses is due to the addition of 20 affiliated dental practices (representing 72 current clinical locations) during 2000 and 1999. During 2000, most categories of practice operating expenses varied slightly as a percentage of net revenues when compared to 1999. Practice operating expenses for 2000 were 85.9% of total revenue compared to 80.8% for 1999. The practice operating margin for 2000 was 14.1% compared to 19.2% for 1999.

     The overall decrease in operating margin is comprised of several factors. Of the total decline in margin of 5.1%, approximately 1.7% of the decrease represents the $1.5 million contractual revenue adjustment discussed above. Also there was 62 days of dental services for 2000 compared to 64 days for 1999. Our average daily reported revenue for 2000 was $1,152 compared to $947 for 1999, or a 21.6% improvement. The two fewer days of dental services in the third quarter of 2000 resulted in an overall reduction of revenue of approximately $2.3 million and with our practice cost structure, a corresponding reduction in operating margin of approximately $1.0 million for 2000. The remaining decrease in margin percentage represents a higher salary cost structure at certain dental practices affiliated within the last year. At these affiliations we are in the process or have completed negotiation of new provider contracts, changed dental providers and/or altered provider mix, established mentoring programs, and introduced our proprietary software to enhance revenue management. These costs are expected to decline and reflect costs in line with our established practices once the company's operating model is fully operational at these locations.

     Corporate selling, general and administrative expenses were $3.3 million for 2000 compared to $2.7 million for 1999, representing a 20.0% increase. The rise in total corporate selling, general and administrative expenses is the result of increasing corporate staffing levels in our marketing, human resource, finance, and operations departments to accommodate the addition of affiliated dental practices.

     Depreciation and amortization were $3.2 million for 2000 compared to $2.6 million for 1999. This increase of 20.0% is primarily due to additional property and equipment and intangible costs assigned to management services agreements associated with dental practice affiliations completed in 2000 and 1999.

     Interest expense was $3.4 million for 2000 compared to $1.9 million for 1999, representing an 84.9% increase. This increase in interest expense was due to additional debt incurred under our credit facility (the "Credit Facility") and private placement to complete the rapid expansion of additional affiliated dental practices throughout 2000 and 1999. In June 2000 we also issued a $25.5 million senior subordinated note. The proceeds from the transaction were primarily utilized to pay down a portion of the outstanding balance on the Credit Facility, as required under the Credit Facility. The interest rate on the senior subordinated note is 12.5%, which is approximately 2.2% percentage points higher than the interest rate on the Credit Facility, resulting in an incremental interest charge of approximately of $.4 million for 2000.

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NINE MONTHS ENDED SEPTEMBER 30, 2000 STATEMENT OF OPERATIONS COMPARED TO NINE
MONTHS ENDED SEPTEMBER 30, 1999

     Dental practice net patient revenue was $181.2 million for 2000 compared to $134.5 million for 1999, representing a 34.7% increase. The majority of this revenue growth is due to the addition of 4 affiliated dental practices in 2000, representing 21 location and 16 affiliated dental practices during 1999, representing 51 current clinical locations.

     Practice operating expenses were $178.1 million for 2000 compared to $135.3 million for 1999, representing a 31.7% increase. The majority of this increase in practice operating expenses is due to the addition of 20 affiliated dental practices (representing 72 current clinical locations) during 2000 and 1999. During 2000, most categories of practice operating expenses varied slightly as a percentage of net revenues when compared to 1999. Practice operating expenses for 2000 were 83.2% of total revenue compared to 81.0% for 1999. The practice operating margin for 2000 was 16.8% compared to 19.0% for 1999.

     Corporate selling, general and administrative expenses were $10.1 million for 2000 compared to $8.5 million for 1999, representing a 19.0% crease. The rise in total corporate selling, general and administrative expenses is the result of increasing corporate staffing levels in our marketing, human resource, finance, and operations departments to accommodate the addition of affiliated dental practices.

     On October 22, 1999, we announced the signing of a definitive merger agreement between us and a group consisting of an affiliate of Leonard Green & Partners, L.P., and certain members of our management. The board of directors approved a bonus plan in the first quarter 2000 to help motivate and retain management to implement our plan for a changed strategic direction. We recorded a charge for 2000 of $1.2 million relating to our management merger and retention bonus plan. In May 2000, we mutually agreed with Leonard Green & Partners, L.P., to terminate the merger agreement and the related recapitalization transaction.

     We recorded corporate restructure and merger costs associated with the business combinations between Gentle Dental Service Corporation and Dental Care Alliance, each of which became a wholly-owned subsidiary of InterDent in March 1999. The business combination has been accounted for as a pooling-of-interests. As a result of the business combination we recorded a restructuring charge of $1.2 million for 2000 relating to our restructuring plan, including charges for system conversions, redirection of certain duplicative operations and programs, and other costs. In 1999 we recorded direct merger expenses of $2.9 million, consisting of investment banker fees, advisors fees, investor relations expense, legal fees, accounting fees, printing expense, and other costs. We also recorded a restructure charge for 1999 of $3.2 million relating to our restructuring plan. We also recorded direct merger expenses for 2000 of $.5 million associated with the proposed merger with Leonard Green & Partners, L.P. These expenses consist primarily of investment banking, accounting, legal, and other advisory fees.


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     Depreciation and amortization were $9.0 million for 2000 compared to $7.0 million for 1999. This increase of 28.7% is primarily due to additional property and equipment and intangible costs assigned to management services agreements associated with dental practice affiliations completed in 2000 and 1999.

     Interest expense was $8.8 million for 2000 compared to $4.6 million for 1999, representing an 90.9% increase. This increase in interest expense was due to additional debt incurred under our credit facility (the "Credit Facility") and private placement to complete the rapid expansion of additional affiliated dental practices throughout 2000 and 1999. In June 2000 we also issued a $25.5 million senior subordinated note. The proceeds from the transaction were primarily utilized to pay down a portion of the outstanding balance on the Credit Facility, as required under the Credit Facility. The interest rate on the senior subordinated note is 12.5%, which is approximately 2.2 percentage points higher than the interest rate on the Credit Facility, resulting in an incremental interest charge of approximately of $.4 million for 2000.

                                 INTERDENT, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2000               By: /s/ Michael T. Fiore
                                         ---------------------------------------
                                         Michael T. Fiore
                                         Co-Chairman and Chief Executive Officer




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